UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, April 06, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 04/04/2022, informs that it received a letter from the Ministry of Mines and Energy on today's date, at 7:18 p.m., in reference to the Petrobras Annual General Meeting to be held on April 13, 2022, with two replacements in the nominations for election to the company's Board of Directors.

The controlling shareholder is nominating the following candidates:

Candidate Name	Position
Márcio Andrade Weber	Chairman of the Board of Directors
José Mauro Ferreira Coelho	Member of the Board of Directors
Carlos Eduardo Lessa Brandão	Member of the Board of Directors
Eduardo Karrer	Member of the Board of Directors
Luiz Henrique Caroli	Member of the Board of Directors
Murilo Marroquim de Souza	Member of the Board of Directors
Ruy Flaks Schneider	Member of the Board of Directors
Sonia Julia Sulzbeck Villalobos	Member of the Board of Directors

The letter also indicates Mr. José Mauro Ferreira Coelho for the position of CEO, to be deliberated later by the company's Board of Directors.

Below are the resumes of Mr. Marcio Andrade Weber, Mr. José Mauro Ferreira Coelho, and Mr. Murilo Marroquim de Souza.

Márcio Andrade Weber. Mr. Márcio Andrade Weber is a civil engineer, graduated from the Federal University of Rio Grande do Sul (1975), with a specialization in petroleum engineering from Petrobras.

He joined Petrobras in 1976 and worked there for 16 years, being one of the pioneers in the development of the Campos Basin. He then held several management and executive positions, highlighting his activities abroad, in the Petrobras international area, in Trinidad (1980-1981), Libya (1984-1986) and Norway (1987-1990). He was a member of the Services Board of Petrobras International (Braspetro) (1991-1992) and Director of Petroserv S.A. (2007-2020), developing the company's participation in E&P activities, support navigation and deepwater drilling rigs. He was responsible as CEO of BOS Navegação (JV between Petroserv and two foreign companies) for the construction in national shipyards of 4 support tugs. At the same time, as Director of Petroserv he participated in the construction and operation of 4 deepwater drilling platforms, units that among its customers are Shell and ENI (Indonesia). Later he advised the PMI group in the operation of these units (2020-2021).

José Mauro Ferreira Coelho. Mr. José Mauro Ferreira Coelho has a degree in Industrial Chemistry from Faculdades Reunidas Professor Nuno Lisboa, a specialization in Materials Science from the National Institute of Technology (INT), a master's degree in Materials Engineering from the Military Institute of Engineering (IME) and a doctorate in Energy Planning from the Energy Planning Program of the Federal University of Rio de Janeiro (UFRJ). After serving as an Artillery

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Officer in the Brazilian Army from 1983 to 1991, he joined the National Institute of Technology (INT) where he remained until 1992. Between 1993 and 1995, he worked as a researcher in Materials Engineering at the Military Institute of Engineering (IME). Between 1995 and 1996, he participated in the Ibero-American Program of Science and Technology for Development (CYTED). After that, he worked until 2007 as a professor of undergraduate and graduate courses in several public and private universities in subjects related to the oil and natural gas sector, among others. In 2007, he joined the Energy Research Company (EPE), where he remained until 2020, having assumed the positions of Energy Research Analyst, Coordinator of the Oil Refining Sector of the Superintendence of Oil Products and Biofuels, Director´s advisor of the Board of Oil, Gas and Biofuels Studies, Deputy Superintendent of Natural Gas and Biofuels, Deputy Superintendent of Oil, and finally, Director of Oil, Gas and Biofuels Studies. Between 2020 and 2021 he served as Secretary of Petroleum, Natural Gas and Biofuels at the Ministry of Mines and Energy (MME). Since 2020 he has served as Chairman of the Board of Directors of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A (PPSA).

Murilo Marroquim de Souza. Mr. Murilo Marroquim de Souza has a degree in geology from the Federal University of Pernambuco, and a master's degree in geophysics from the University of Houston, Texas, USA. He has been working in the oil industry for 50 years, having performed activities in more than 20 countries in America, Europe, Africa and Asia. He worked for Petrobras from 1971 to 1994, where he held several managerial positions in the Exploration & Production area, and was Chief Officer of Brasoil UK (1989-1993), in London, with exploration activities in the North Sea and other Basins. He was General Manager for IBM's Oil Industry Solutions Unit in Latin America (1994- 1998). He worked as a consultant, supporting ANP in several projects (1998-1999), and at Ipiranga as an Advisor for Exploration and Production (1999-2001). From 2001 to 2011 he was CEO of Devon Energy do Brasil (Ocean Energy) and since 2011 is CEO of Visla Consultoria de Petróleo, a consulting firm focused on special projects for the energy industry.

The resumes of the other nominees were disclosed on 03/05/2022.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer